UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 22, 2025 (July 16, 2025)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.  Other Events

Seventh Closing of Offering under Regulation A

On July 16, 2025, Starfighters Space, Inc. (the "Company") conducted a seventh closing of the Company's offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which it sold 648,866 shares of the Company's common stock at a price of $3.59 per share, for gross proceeds of $2,329,428.94

In connection with the seventh closing, the Company also issued 6,451 Agent’s Warrants to Digital Offering, LLC which are exercisable for 6,451 shares of common stock of the Company at an exercise price of $3.59 per share until September 6, 2029.

As a result of the seventh closing and the cancellation of 1,401 shares, the Company's issued and outstanding shares of common stock is now 21,722,297 shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: July 22, 2025	By:	/s/ David Whitney
David Whitney
Chief Financial Officer